Filed by Ralcorp Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ralcorp Holdings, Inc.

Commission File No. 001-12619

PRESS RELEASE

POST CEREALS TO MERGE WITH RALCORP

Ralcorp to become third-largest cereal maker;

Adds portfolio of leading brands

ST. LOUIS, MO November 15, 2007 -- Ralcorp Holdings, Inc. (NYSE:RAH) today announced the signing of a definitive agreement with Kraft Foods Inc. (NYSE: KFT) to merge Post cereals (“Post”) with Ralcorp in an all-stock transaction. Post is the third-largest branded ready-to-eat cereal manufacturer in the U.S. with over 100 years of history in the industry. Post includes iconic brands such as Honey Bunches of Oats, the category’s third best-selling cereal, Pebbles, Post Selects, Spoon Size Shredded Wheat, Grape Nuts and Post Raisin Bran. The transaction is valued at approximately $2.6 billion, including the issuance and assumption of debt.

The transaction will benefit the new Ralcorp in several important ways:

•	Creates a larger, stronger business with a portfolio of businesses balanced between branded, private-label and frozen bakery food products;
•	Increases 2007 sales by 50% to $3.3 billion a year from $2.2 billion, with Post cereals accounting for approximately 32% of total annual sales;
•

Enhances Food EBITDA margins by at least 500 basis points from 10.9% to 16.0% - 16.6%, resulting in pro forma combined 2007 Food EBITDA between $533 million and $553 million, an increase of approximately 120% to 128% over Ralcorp’s reported results;

•

Increases earnings per share by $0.44 to $0.68 for pro forma fiscal 2008 as if the combination had been completed as of the beginning the fiscal year and before one-time costs associated with the transaction; and

•	Maintains a conservative leverage profile and generates substantial incremental free cash flow to fund investments, acquisitions and share repurchases.

Under the terms of the agreement, which has been approved by the boards of directors of both companies, Kraft will distribute ownership of Post and related assets to Kraft shareholders in either a split-off or spin-off transaction. Kraft will determine the form of the transaction prior to closing. A split-off would provide Kraft shareholders the option to elect to exchange Kraft shares for stock in the new Ralcorp. A spin-off would involve a pro rata distribution of shares to Kraft shareholders. Regardless of the method, upon closing of the merger, current Kraft shareholders will own approximately 54 percent of the new Ralcorp and current Ralcorp shareholders will own approximately 46 percent of the combined company. The transaction is expected to be tax-free to shareholders of both companies.

Executive Comments:

“This is a transforming event for Ralcorp. The addition of Post cereals gives Ralcorp a truly distinctive line of branded cereal products plus a branded infrastructure and platform that we can build on through organic growth and acquisitions,” said David P. Skarie, co-chief executive officer and president, Ralcorp Holdings, Inc., who oversees the company’s Ralston Foods cereals and snacks and Carriage House businesses and who will be responsible for Post after the transaction is closed. Skarie added, “Ralcorp has substantial experience integrating acquisitions, having made 20 acquisitions in the past 10 years which increased annual sales by over $1.0 billion. We plan to utilize this same experience to facilitate the successful integration of Post. This transaction represents the next logical step in Ralcorp’s history of growing sales and profits. Since 2001, Ralcorp’s sales and Food EBITDA have increased an average of 11 and 14 percent per year, respectively.”

Kevin J. Hunt, Ralcorp’s co-chief executive officer and president who manages the Bremner, Nutcracker and frozen bakery businesses further added, “We have an established track record of growing platforms in the food business through acquisition and integration of other food companies. This merger will allow us to continue that growth strategy in a new branded platform as we continue to grow our existing private-label and frozen bakery platforms. The new company will have a strong balance sheet that will allow us to continue to make acquisitions and will allow for opportunistic share repurchases.”

“Ralcorp is committed to achieving long-term growth and success with Post. We are confident that with Ralcorp’s resources and support, our team will help this important branded business excel in the marketplace,” said Skarie.

“The team will focus on the Post cereal brands and it will include Post’s existing marketing and sales support team, which will continue to be headquartered in New Jersey, and its existing R&D team, which will continue to be located in Battle Creek, Michigan,” Skarie added. “They will build a nationwide sales management and broker network devoted to the Post brands. In addition, the combination of Post’s and Ralcorp’s operations, purchasing and logistics networks will ensure a smooth transition and realizations of efficiencies.”

Transaction Details:

Prior to completion of the transaction, Post and associated assets will be spun-off or split-off from Kraft Foods, as described above, and immediately be merged into a subsidiary of Ralcorp Holdings. The issuance and assumption of approximately $950 million of debt, plus the value of Ralcorp stock issued, result in a transaction valued at approximately $2.6 billion. The transaction is subject to customary closing conditions, including regulatory and Ralcorp shareholder approvals. Closing is expected to occur in mid-2008. Kraft will provide transition services for up to 18 months after closing.

Ralcorp’s Post branded business will have a sales and marketing team separate and distinct from the private-label cereals business. Ralcorp plans to retain Post’s marketing, sales support, research and development, finance and product supply teams.

Following the completion of the transaction, the expanded Ralcorp will include the Post cereal manufacturing plants in Battle Creek, Michigan; Jonesboro, Arkansas; Modesto, California; and Niagara Falls, Ontario. Ralcorp will retain employees at these facilities.

Ralcorp was advised by Banc of America Securities LLC and Bryan Cave LLP.

Conference Call Details

Ralcorp and Kraft will jointly host a conference call today at 8:00 a.m. EST to discuss the Post transaction. For access to the call via live audio webcast, please visit www.ralcorp.com or www.kraft.com. Analysts and investors may access the call by dialing 1-800-322-9079; outside the U.S. dial 1-973-582-2717.

A rebroadcast will be posted as soon as it is available and will remain posted until November 22 by calling 1-877-519-4471 in the U.S. and 1-973-341-3080 from outside the U.S. The PIN number for both the conference call and rebroadcast is 9467722. An archive of the webcast will be posted as soon as it is available and will remain posted for one year in the Investors section of both companies' Web sites, www.ralcorp.com and www.kraft.com.

Ralcorp Holdings: Ralcorp Holdings, Inc., through internal growth and strategic acquisitions, has emerged as a leader in private-label and frozen bakery products.  Ralcorp produces a variety of foods sold under the individual labels of various grocery, mass merchandise and drug store retailers throughout the United States and Canada.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp will file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”). Such registration statement will include a proxy statement of Ralcorp that also constitutes a prospectus of Ralcorp, and will be sent to the shareholders of Ralcorp. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp, upon written request to Ralcorp Holdings Inc., 800 Market Street, Suite 2900, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

This communication is not a solicitation of a proxy from any security holder of Ralcorp. However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current report on Form 8-K filed with the SEC on November 7, 2007. Information about the directors and executive officers of Ralcorp may be found in its 2006 Annual Report on Form 10-K filed with the SEC on December 13, 2006, definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on December 13, 2006 and current report on Form 8-K filed with the SEC on October 2, 2007. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Ralcorp and the combined company, including statements preceded by, followed by or that include the words “believes,” “projects,” “targets,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s actual results to differ materially from those anticipated by the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory and shareholder approvals without unexpected delays or conditions, including without limitation a private letter ruling from the Internal Revenue Service; (3) changes in estimates of future earnings and cash flows; (4) certain financial information included in this document and information that was used in preparation of our estimates is based on unaudited "carved out" financial statements which information may be different once audited; (5) changes in expectations as to the closing of the transaction; (6) an increase in costs of packaging materials, ingredients, or raw materials, including wheat and corn products, oats, rice, sugar and soybean oil; (6) competitive pressures among branded and private label manufacturers increasing significantly; (7) general economic and business conditions that adversely affect Ralcorp or its suppliers, distributors or customers; (8) the ability of Ralcorp to maintain and/or improve sales and earnings performance; (9) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (11) integration problems, delays or other related costs; (12) retention of customers and critical employees; (13) the interest rate Ralcorp pays on its borrowings; (14) unanticipated changes in laws, regulations, or other industry standards affecting the Company; and (15) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30, 2006, under the heading “Risk Factors.”

Further information on other factors which could affect the financial results of Ralcorp after the merger is included in Ralcorp’s filings with the Securities and Exchange Commission.

These documents are available free of charge at the Commission’s website at http:\\www.sec.gov or from Ralcorp.

MEDIA CONTACTS:	INVESTORS CONTACT:
Dave Garino	Scott Monette
314.982.0551	314.877.7113
garinod@fleishman.com	sdmonett@ralcorp.com

Tim Beecher 314.982.8621 (office) 314.560.5878 beechert@fleishman.com

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